Exhibit 99.1(b)

SEC

RESERVES AUDIT OF CERTAIN

P&NG INTERESTS OF

YPF S.A.

AS OF DECEMBER 31, 2015

PREPARED FOR:

YPF S.A.

Prepared by:

IHS Global Canada Limited

Suite 800 Sun Life Plaza East Tower

112 – 4th Avenue S.W.

Calgary, Alberta T2P 0H3

ihs.com

SUITE 800 SUN LIFE PLAZA EAST TOWER 112 - 4TH AVENUE SW CALGARY, AB T2P 0H3 • 403 213 4200 • 1 800 625 2488

February 17, 2016

Mr. Javier Sanagua

Auditor de Reservas, YPF S.A.

Macacha Guemes 515

Ciudad Autonoma de Buenos Aires

Buenos Aires, Argentina

Re:	SEC Reserves Audit of Certain P&NG Interests of YPF S.A.
In Argentina as of December 31, 2015

Dear Mr. Javier Sanagua:

This reserve statement has been prepared by IHS Global Canada Limited (IHS) and issued on February 22, 2016 at the request of YPF S.A. (YPF), operator of certain assets in the Cuyo, Neuquina, and San Jorge Basins in Argentina. YPF holds a 100% working interest in these properties with the exception of those described below.

Properties	Working Interest (%)

Rio Tunuyan	70
Zampal Oeste	90
Bajo Del Toro	46.8
La Amarga Chica	50
Llancanelo	51
Loma Campana	50
Loma La Lata Norte	50
Rincón Del Mangrullo	50
Cañadón Perdido	50

IHS has conducted an independent audit examination as of December 31, 2015, of the hydrocarbon liquid and natural gas proved reserves for 38 properties in the Cuyo, San Jorge and Neuquina Basins. This report is intended for inclusion in YPF’s filings (20-F, F-3) with the United States Securities and Exchange Commission.

On the basis of technical and other information made available to us concerning these properties, we hereby provide the summary of total gross reserves in the table below.

IHS GLOBAL CANADA LIMITED

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

Summary of Remaining Hydrocarbon Volumes

	Liquids	Gas
	(10[3]m3)	(10[6]m3)
Proved

Developed Producing	22163.3	21977.6

Developed Non-Producing	47.5	140.5

Undeveloped	9229.8	8222.8

Total Proved	31440.6	30340.9

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and NGL estimated to be recovered during field separation and plant processing and are reported in thousands (103) of stock tank cubic meters. Natural gas volumes represent expected gas sales, and are reported in million (106) standard cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere). The volumes have not been reduced for fuel usage in the field. Based on the assumption that Argentine royalties are a financial obligation or substantially equivalent to a production or similar tax, royalties payable to the provinces have not been deducted from the reported volumes.

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

The following tables contain the gross reserves for each property.

[3]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

   TOTAL LIQUID HYDROCARBONS

	GROSS LIQUID HYDROCARBONS (10[3] m3)

Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP

Cuyo

Ceferino	3.5	0.0	0.0	3.5

Rio Tunuyan	109.8	0.0	0.0	109.8

Zampal Oeste*	0.0	0.0	0.0	0.0

Total Cuyo	113.3	0.0	0.0	113.3

Neuquina

Bajada De Añelo*	0.0	0.0	0.0	0.0

Bajo Del Piche	139.2	1.1	0.0	140.3

Bajo Del Toro	7.0	0.0	0.0	7.0

Bandurria	24.5	0.0	0.0	24.5

Cañadón Amarillo	396.7	0.0	320.4	717.2

Cerro Bandera No Operada	419.3	0.0	23.3	442.6

Cerro Hamaca	279.0	0.0	190.8	469.8

Cerro Mollar Norte	41.4	1.6	0.0	43.0

El Medanito	347.9	0.0	0.0	347.9

El Orejano	106.2	0.0	0.0	106.2

La Amarga Chica	24.5	0.0	0.0	24.5

Llancanelo	280.1	0.0	373.2	653.3

Loma Alta Sur	348.8	26.4	170.3	545.5

Loma Campana	1662.2	0.0	1486.7	3148.9

Loma De La Mina	124.6	0.0	9.1	133.7

Loma La Lata Central	4425.4	0.0	1297.3	5722.5

Loma La Lata Norte	5468.8	0.0	1001.4	6470.2

Los Cavaos	334.5	18.4	0.0	352.9

Octógono	323.0	0.0	102.2	425.2

Pampa Palauco	175.9	0.0	0.0	175.9

Piedras Negras-Señal Lomita	0.0	0.0	0.0	0.0

Puesto Molina	296.3	0.0	43.8	340.1

Puesto Molina Norte	4.3	0.0	17.8	22.1

Punta Barda	282.0	0.0	285.0	567.0

Puntilla Del Huincan*	0.0	0.0	0.0	0.0

Rincón Del Mangrullo	975.3	0.0	738.2	1713.4

Señal Cerro Bayo	774.7	0.0	0.0	774.7

Total Neuquina	17261.6	47.5	6059.5	23368.4

San Jorge

Cañadón Perdido*	0.0	0.0	0.0	0.0

Cañadón Vasco	83.7	0.0	113.4	197.2

Cerro Piedra-Cerro Guadal Norte	164.0	0.0	48.3	212.3

El Cordón	216.7	0.0	500.5	717.2

El Destino	397.0	0.0	229.6	626.5

El Trébol	2408.5	0.0	1009.3	3417.8

Escalante	895.8	0.0	910.8	1806.6

Pico Truncado	622.7	0.0	358.4	981.1

Total San Jorge	4788.4	0.0	3170.3	7958.7

GRAND TOTAL	22163.3	47.5	9229.8	31440.4

    *YPF has not assigned any reserves to these fields

[4]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

   NATURAL GAS VOLUMES

	GROSS GAS (10[6]m3)

Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP

Cuyo

Ceferino	0.0	0.0	0.0	0.0

Rio Tunuyan	1.1	0.0	0.0	1.1

Zampal Oeste*	0.0	0.0	0.0	0.0

Total Cuyo	1.1	0.0	0.0	1.1

Neuquina

Bajada De Añelo*	0.0	0.0	0.0	0.0

Bajo Del Piche	36.7	10.3	0.0	47.0

Bajo Del Toro	0.0	0.0	0.0	0.0

Bandurria	1.5	0.0	0.0	1.5

Cañadón Amarillo	62.5	6.3	226.6	295.4

Cerro Bandera No Operada	223.6	0.0	0.0	223.6

Cerro Hamaca	12.6	0.0	0.0	12.6

Cerro Mollar Norte	0.0	0.0	0.0	0.0

El Medanito	46.2	0.0	0.0	46.2

El Orejano	361.9	0.0	0.0	361.9

La Ama rga Chica	0.0	0.0	0.0	0.0

Llancanelo	0.0	0.0	0.0	0.0

Loma Alta Sur	0.0	0.6	0.0	0.6

Loma Campana	174.2	0.0	155.8	330.0

Loma De La Mina	23.7	0.0	1.7	25.4

Loma La Lata Central	13110.9	0.0	4170.3	17281.2

Loma La Lata Norte	2814.4	0.0	457.2	3271.6

Los Cavaos	165.7	0.0	0.0	165.7

Octógono	387.2	123.3	349.7	860.2

Pampa Palauco	0.0	0.0	0.0	0.0

Piedras Negras-Señal Lomita	563.6	0.0	0.0	563.6

Puesto Molina	21.4	0.0	55.1	76.5

Puesto Molina Norte	0.0	0.0	0.0	0.0

Punta Barda	5.3	0.0	12.1	17.4

Puntilla Del Huincan*	0.0	0.0	0.0	0.0

Rincón De l Mangrullo	3374.5	0.0	2555.8	5930.3

Señal Cerro Bayo	88.9	0.0	0.0	88.9

Total Neuquina	21474.8	140.5	7984.3	29599.6

San Jorge

Cañadón Perdido*	0.0	0.0	0.0	0.0

Cañadón Vasco	67.8	0.0	13.0	80.8

Cerro Piedra-Cerro Guadal Norte	69.5	0.0	26.5	96.0

El Cordón	46.3	0.0	0.0	46.3

El Destino	39.6	0.0	10.1	49.7

El Trébol	91.3	0.0	66.7	158.0

Escalante	76.7	0.0	102.5	179.2

Pico Truncado	110.5	0.0	19.7	130.2

Total San Jorge	501.7	0.0	238.5	740.2

GRAND TOTAL	21977.6	140.5	8222.8	30340.9

    *YPF has not assigned any reserves to these fields

[5]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

   OIL VOLUMES

	GROSS OIL (10[3]m3)

Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP

Cuyo

Ceferino	3.5	0.0	0.0	3.5

Rio Tunuyan	109.8	0.0	0.0	109.8

Zampal Oeste*	0.0	0.0	0.0	0.0

Total Cuyo	113.3	0.0	0.0	113.3

Neuquina

Bajada De Añelo*	0.0	0.0	0.0	0.0

Bajo Del Piche	139.0	0.0	0.0	139.0

Bajo Del Toro	7.0	0.0	0.0	7.0

Bandurria	23.3	0.0	0.0	23.3

Cañadón Amarillo	396.7		320.4	717.2

Cerro Bandera No Operada	412.9	0.0	23.3	436.2

Cerro Hamaca	279.0	0.0	190.8	469.8

Cerro Mollar Norte	41.4	1.6	0.0	43.0

El Medanito	347.9	0.0	0.0	347.9

El Orejano	0.0	0.0	0.0	0.0

La Ama rga Chica	24.5	0.0	0.0	24.5

Llancanelo	280.1	0.0	373.2	653.3

Loma Alta Sur	348.8	26.4	170.3	545.5

Loma Campana	1476.7	0.0	1320.8	2797.5

Loma De La Mina	124.6	0.0	9.1	133.7

Loma La Lata Central	28.2	0.0	0.0	28.2

Loma La Lata Norte	3403.4	0.0	644.9	4048.3

Los Cavaos	292.9	18.4	0.0	311.3

Octógono	323.0	0.0	102.2	425.2

Pampa Palauco	175.9	0.0	0.0	175.9

Piedras Negras-Señal Lomita	0.0	0.0	0.0	0.0

Puesto Molina	296.3	0.0	43.8	340.1

Puesto Molina Norte	4.3	0.0	17.8	22.1

Punta Barda	282.0	0.0	285.0	567.0

Puntilla Del Huincan*	0.0	0.0	0.0	0.0

Rincón De l Mangrullo	0.0	0.0	0.0	0.0

Señal Cerro Bayo	774.7	0.0	0.0	774.7

Total Neuquina	9482.6	46.4	3501.6	13030.7

San Jorge

Cañadón Perdido*	0.0	0.0	0.0	0.0

Cañadón Vasco	83.7	0.0	113.4	197.2

Cerro Piedra-Cerro Guadal Norte	164.0	0.0	48.3	212.3

El Cordón	216.7	0.0	500.5	717.2

El Destino	397.0	0.0	229.6	626.5

El Trébol	2408.5	0.0	1009.3	3417.8

Escalante	895.8	0.0	910.8	1806.6

Pico Truncado	622.7	0.0	358.4	981.1

Total San Jorge	4788.4	0.0	3170.3	7958.7

GRAND TOTAL	14384.3	46.4	6671.9	21102.7

    *YPF has not assigned any reserves to these fields

[6]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

   CONDENSATE VOLUMES

	GROSS CONDENSATE (10[3]m3)

Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP

Cuyo

Ceferino	0.0	0.0	0.0	0.0

Rio Tunuyan	0.0	0.0	0.0	0.0

Zampal Oeste*	0.0	0.0	0.0	0.0

Total Cuyo	0.0	0.0	0.0	0.0

Neuquina

Bajada De Añelo*	0.0	0.0	0.0	0.0

Bajo Del Piche	0.2	1.1	0.0	1.3

Bajo Del Toro	0.0	0.0	0.0	0.0

Bandurria	0.0	0.0	0.0	0.0

Cañadón Amarillo	0.0	0.0	0.0	0.0

Cerro Bandera No Operada	6.4	0.0	0.0	6.4

Cerro Hamaca	0.0	0.0	0.0	0.0

Cerro Mollar Norte	0.0	0.0	0.0	0.0

El Medanito	0.0	0.0	0.0	0.0

El Orejano	1.1	0.0	0.0	1.1

La Amarga Chica	0.0	0.0	0.0	0.0

Llancanelo	0.0	0.0	0.0	0.0

Loma Alta Sur	0.0	0.0	0.0	0.0

Loma Campana	0.0	0.0	0.0	0.0

Loma De La Mina	0.0	0.0	0.0	0.0

Loma La Lata Central	1093.3	0.0	289.9	1383.2

Loma La Lata Norte	132.1	0.0	16.6	148.7

Los Cavaos	0.0	0.0	0.0	0.0

Octógono	0.0	0.0	0.0	0.0

Pampa Palauco	0.0	0.0	0.0	0.0

Piedras Ne gras-Seña l Lomita	0.0	0.0	0.0	0.0

Puesto Molina	0.0	0.0	0.0	0.0

Puesto Molina Norte	0.0	0.0	0.0	0.0

Punta Barda	0.0	0.0	0.0	0.0

Puntilla Del Huincan*	0.0	0.0	0.0	0.0

Rincón Del Mangrullo	96.4	0.0	73.0	169.4

Señal Cerro Bayo	0.0	0.0	0.0	0.0

Total Neuquina	1329.5	1.1	379.5	1710.1

San Jorge

Cañadón Perdido*	0.0	0.0	0.0	0.0

Cañadón Vasco	0.0	0.0	0.0	0.0

Cerro Piedra-Cerro Guadal Norte	0.0	0.0	0.0	0.0

El Cordón	0.0	0.0	0.0	0.0

El Destino	0.0	0.0	0.0	0.0

El Trébol	0.0	0.0	0.0	0.0

Escalante	0.0	0.0	0.0	0.0

Pico Truncado	0.0	0.0	0.0	0.0

Total San Jorge	0.0	0.0	0.0	0.0

GRAND TOTAL	1329.5	1.1	379.5	1710.1

    *YPF has not assigned any reserves to these fields

[7]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

   NGL VOLUMES

	GROSS NGL (10[3]m3)

Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP

Cuyo

Ceferino	0.0	0.0	0.0	0.0

Rio Tunuyan	0.0	0.0	0.0	0.0

Zampal Oeste*	0.0	0.0	0.0	0.0

Total Cuyo	0.0	0.0	0.0	0.0

Neuquina

Bajada De Añelo*	0.0	0.0	0.0	0.0

Bajo Del Piche	0.0	0.0	0.0	0.0

Bajo Del Toro	0.0	0.0	0.0	0.0

Bandurria	1.2	0.0	0.0	1.2

Cañadón Amarillo	0.0	0.0	0.0	0.0

Cerro Bandera No Operada	0.0	0.0	0.0	0.0

Cerro Hamaca	0.0	0.0	0.0	0.0

Cerro Mollar Norte	0.0	0.0	0.0	0.0

El Medanito	0.0	0.0	0.0	0.0

El Orejano	105.1	0.0	0.0	105.1

La Amarga Chica	0.0	0.0	0.0	0.0

Llancanelo	0.0	0.0	0.0	0.0

Loma Alta Sur	0.0	0.0	0.0	0.0

Loma Campana	185.5	0.0	165.9	351.4

Loma De La Mina	0.0	0.0	0.0	0.0

Loma La Lata Central	3023.8	0.0	922.0	3945.8

Loma La Lata Norte	1904.0	0.0	335.8	2239.8

Los Cavaos	41.6	0.0	0.0	41.6

Octógono	0.0	0.0	0.0	0.0

Pampa Palauco	0.0	0.0	0.0	0.0

Piedras Negras-Seña l Lomita	0.0	0.0	0.0	0.0

Puesto Molina	0.0	0.0	0.0	0.0

Puesto Molina Norte	0.0	0.0	0.0	0.0

Punta Barda	0.0	0.0	0.0	0.0

Puntilla Del Huincan*	0.0	0.0	0.0	0.0

Rincón Del Mangrullo	809.9	0.0	612.9	1422.8

Señal Cerro Bayo	0.0	0.0	0.0	0.0

Total Neuquina	6071.1	0.0	2036.6	8107.7

San Jorge

Cañadón Perdido*	0.0	0.0	0.0	0.0

Cañadón Vasco	0.0	0.0	0.0	0.0

Cerro Piedra-Cerro Guadal Norte	0.0	0.0	0.0	0.0

El Cordón	0.0	0.0	0.0	0.0

El Destino	0.0	0.0	0.0	0.0

El Trébol	0.0	0.0	0.0	0.0

Escalante	0.0	0.0	0.0	0.0

Pico Truncado	0.0	0.0	0.0	0.0

Total San Jorge	0.0	0.0	0.0	0.0

GRAND TOTAL	6071.1	0.0	2036.6	8107.7

    *YPF has not assigned any reserves to these fields

[8]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

   GASOLINE VOLUMES

	GROSS GASOLINE (10[3]m3)

Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP

Cuyo

Ceferino	0.0	0.0	0.0	0.0

Rio Tunuyan	0.0	0.0	0.0	0.0

Zampal Oeste*	0.0	0.0	0.0	0.0

Total Cuyo	0.0	0.0	0.0	0.0

Neuquina

Bajada De Añelo*	0.0	0.0	0.0	0.0

Bajo Del Piche	0.0	0.0	0.0	0.0

Bajo Del Toro	0.0	0.0	0.0	0.0

Bandurria	0.0	0.0	0.0	0.0

Cañadón Amarillo	0.0	0.0	0.0	0.0

Cerro Bandera No Operada	0.0	0.0	0.0	0.0

Cerro Hamaca	0.0	0.0	0.0	0.0

Cerro Mollar Norte	0.0	0.0	0.0	0.0

El Medanito	0.0	0.0	0.0	0.0

El Orejano	0.0	0.0	0.0	0.0

La Ama rga Chica	0.0	0.0	0.0	0.0

Llancanelo	0.0	0.0	0.0	0.0

Loma Alta Sur	0.0	0.0	0.0	0.0

Loma Campana	0.0	0.0	0.0	0.0

Loma De La Mina	0.0	0.0	0.0	0.0

Loma La Lata Central	280.1	0.0	85.4	365.5

Loma La Lata Norte	29.3	0.0	4.1	33.4

Los Cavaos	0.0	0.0	0.0	0.0

Octógono	0.0	0.0	0.0	0.0

Pampa Palauco	0.0	0.0	0.0	0.0

Piedras Negras-Señal Lomita	0.0	0.0	0.0	0.0

Puesto Molina	0.0	0.0	0.0	0.0

Puesto Molina Norte	0.0	0.0	0.0	0.0

Punta Barda	0.0	0.0	0.0	0.0

Puntilla Del Huincan*	0.0	0.0	0.0	0.0

Rincón De l Mangrullo	69.0	0.0	52.3	121.2

Señal Cerro Bayo	0.0	0.0	0.0	0.0

Total Neuquina	378.4	0.0	141.8	520.1

San Jorge

Cañadón Perdido*	0.0	0.0	0.0	0.0

Cañadón Vasco	0.0	0.0	0.0	0.0

Cerro Piedra-Cerro Guadal Norte	0.0	0.0	0.0	0.0

El Cordón	0.0	0.0	0.0	0.0

El Destino	0.0	0.0	0.0	0.0

El Trébol	0.0	0.0	0.0	0.0

Escalante	0.0	0.0	0.0	0.0

Pico Truncado	0.0	0.0	0.0	0.0

Total San Jorge	0.0	0.0	0.0	0.0

GRAND TOTAL	378.4	0.0	141.8	520.1

    *YPF has not assigned any reserves to these fields

[9]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

It is our understanding that the Proved reserves estimated in this report as of December 31, 2015 constitute approximately 26.8% of YPF’s Proved reserves. It is also our understanding that the Proved Undeveloped reserves estimated in this report constitute approximately 27.8% of all YPF’s Proved Undeveloped reserves as of December 31, 2015. These proportions are on a barrel oil equivalent (BOE) basis. IHS cannot directly verify this statement as it was not requested to review YPF’s other oil and gas assets. Our study was completed on February 17, 2016.

IHS’ audit of the YPF gross reserve estimates was based on decline curve analysis to extrapolate the production of existing wells or generate type curves to estimate future production from the locations proposed by YPF. Geological information, material balance, fluid laboratory tests, reservoir simulations, field deliverability forecasts and other pertinent information was also used to assess the reserves estimates and the classification/categorization of the proposed development plans.

This audit examination was based on gross reserve estimates and other information provided by YPF to IHS through December 2015 and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare the report. All questions that arose during the course of the audit process were resolved to our satisfaction. There were no significant differences between IHS and YPF reserve estimates.

The reserves tolerances, in respect to YPF reserves, are as follows:

•	7% or 10 million of oil equivalent barrels to Proved reserves (1P).

YPF is subject to extensive regulations relating to the oil and gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes, all of which affect the realized prices of oil and other products in the domestic market under certain circumstances. In addition, domestic prices for oil and gas and its related by-products have demonstrated in recent years they do not follow international prices (both in the down and upside), also considering the domestic economic variables which affect Argentina such as labor costs, labor unions, political, economic and social constraints, among others. Accordingly, crude oil prices used to determine reserves are set for crude oils of different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market.

[10]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

Additionally, a significant portion of the Argentine gas market is regulated. Natural gas prices for the residential and power generation markets, as well as natural gas for vehicles, are regulated by the government. Natural gas prices for industrial consumers are negotiated by market participants on a private basis. As a result, there are no benchmark natural gas market prices available in Argentina. IHS reviewed and accepted the prices used by YPF in estimating the reserves in Argentina.

Considering the mentioned decoupling between domestic and international oil and gas prices, and that domestic crude oil sales prices in 2015 (and during the first months of 2016 until the date of this report) were above the theoretical export parity price set by Law 26,732 (as a result of export taxes), YPF does not modify prices for crude oil, condensate and gasoline until 2017 when export taxes expire according to current law.

The economic tests for the December 31, 2015 reserve volumes were based on realized crude oil, condensate, NGL and average gas sales prices as shown in the following table, as provided by YPF. A prior twelve-month average realized price for Medanito oil of US$ 75.03/BBL serves as the foundation for the oil, condensate and gasoline price.

	Crude Oil Condensate	NGL	Natural Gas
	(US$/BBL)	(US$/BBL)	(US$/MMBTU)
Cuyo

Ceferino	62.31	-	-

Rio Tunuyan	62.31	-	3.20

Zampal Oeste*	-	-	-

Neuquina

Bajada De Añelo*	74.61	-	-

Bajo Del Piche	75.03	-	3.20

Bajo Del Toro	74.61	-	-

Bandurria	-	-	-

Bandurria Sur	74.61	73.06	7.50

Cañadón Amarillo	73.48	-	-

Cerro Bandera No Operada	74.61	-	3.20

Cerro Hamaca	75.03	-	-

Cerro Mollar Norte	59.01	-	-

El Medanito	75.03	-	3.20

El Orejano	74.61	73.06	7.50

* YPF has not assigned any reserves to these fields

[11]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

	Crude Oil Condensate	NGL	Natural Gas
	(US$/BBL)	(US$/BBL)	(US$/MMBTU)
Neuquina - cont’d. -

La Amarga Chica	74.61	-	-

Llancanelo	59.01	-	-

Loma Alta Sur	59.01	-	-

Loma Campana	74.61	73.06	7.50

Loma De La Mina	59.01	-	-

Loma La Lata Central	74.61	73.06	7.50

Loma La Lata Norte	74.61	73.06	7.50

Los Cavaos	59.01	73.06	3.20

Octógono	74.61	-	3.20

Pampa Palauco	59.01	-	-

Piedras Negras-Señal Lomita	75.03	-	3.20

Puesto Molina	73.48	-	-

Puesto Molina Norte	73.48	-	-

Punta Barda	75.03	-	3.20

Puntilla del Huincan*	-	-	-

Rincón del Mangrullo	74.61	73.06	7.50

Señal Cerro Bayo	75.03	-	-

San Jorge

Cañadón Perdido*	61.21	-	-

Cañadón Vasco	62.21	-	-

Cerro Piedra-Cerro Guadal Norte	62.21	-	5.83

El Cordón	62.21	-	5.83

El Destino	62.21	-	-

El Trébol	61.21	-	5.83

Escalante	61.21	-	5.83

Pico Truncado	62.21	-	-

* YPF has not assigned any reserves to these fields

Future capital costs were derived from development program forecasts prepared by YPF for the fields which were summarized in economic summary tables that were provided for the reserve audit. Recent historical operating expense data were utilized as the basis for operating cost projections and was incorporated by YPF in their economic summary tables. IHS has determined that YPF has projected sufficient capital investments and operating expenses to economically produce the projected volumes.

IHS has reviewed the gross estimates of total remaining recoverable hydrocarbon liquid and gas volumes at December 31, 2015 based on information available as at December 31, 2015.

[12]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

It is IHS’ opinion that the estimates of total gross remaining recoverable hydrocarbon liquid and gas volumes at December 31, 2015, evaluated as at December 31, 2015 are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in 17-CFR Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (as set out in Appendix II). IHS concludes that the methodologies employed by YPF in the determination of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process is adequate.

IHS is not aware of any potential changes in regulations applicable to these fields that could affect the ability of YPF to produce the estimated reserves.

This assessment has been conducted based on IHS’ understanding of YPF’s petroleum property rights as represented by YPF’s management. IHS is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any reserve or resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve and resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, IHS served as independent reserve auditors. The firm’s officers and employees have no direct or indirect interest holdings in the properties evaluated. IHS’ remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit and staff members involved in the audit are included in this report.

This report has been prepared at the request of YPF regarding assets it holds in Argentina and is for inclusion in YPF’s filings with the United States Securities and Exchange Commission.

[13]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

YPF will obtain IHS’ prior written or email approval for the use with third parties and context of the use with third parties of any results, statements or opinions expressed by IHS to YPF, which are attributed to IHS. Such requirement of approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, websites, press releases, etc.

Yours truly,

IHS Global Canada Limited

Dale Struksnes, B. Comm., CMA, C.E.T.

Director, Consulting

Jason Wilhelm, P. Eng. Senior Principal Engineer, Consulting

[14]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

[15]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Maria Tjoa, E.I.T.

I, Maria Tjoa, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Dalhousie, Halifax, Nova Scotia with a Bachelor in Engineering in Electrical with Computer Engineering, in 2003. I am an engineer-in-training and have in excess of 9 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Maria Tjoa, E.I.T.

Senior Engineer - Consulting

[16]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Carmen M. Bujor, P. Eng.

I, Carmen M. Bujor, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Bucharest, Romania with a B.Sc. in Chemical Engineering in 1986, and have in excess of 19 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Carmen M. Bujor

Principal Engineer - Consulting

[17]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Robert V. Coles

I, Robert V. Coles, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the Technical University of Nova Scotia with a Bachelor of Engineering (Mining Engineering) in 1981 and have in excess of 34 years experience in reservoir engineering, business development and property evaluation the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Robert V. Coles

Principal Engineer - Consulting

[18]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Dale Struksnes, B. Comm, CMA, C.E.T.

I, Dale Struksnes, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the Southern Alberta Institute of Technology with an Honours Diploma in Petroleum Technology in 1988 and have in excess of 27 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Dale Struksnes

Director - Consulting

[19]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Robert Henderson, P. Eng.

I, Robert Henderson, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Alberta with a B.Sc. in Mining Engineering in 1984 and have in excess of 29 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Robert Henderson, P. Eng.

Senior Principal Engineer - Consulting

[20]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Jared Ponto, E.I.T.

I, Jared Ponto, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Alberta with a B.Sc. in Petroleum Engineering in 2012 and have in excess of 3 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Jared Ponto, E.I.T.

Principal Engineer - Consulting

[21]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Kristina Epp, P.Eng.

I, Kristina Epp, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Alberta with a B.Sc. in Petroleum Engineering in 2008 and have in excess of 7 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Kristina Epp, P.Eng.

Principal Engineer - Consulting

[22]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Ivan Olea, M.Sc.

I, Ivan Olea, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Calgary with a M.Sc. in Mechanical Engineering in 2006, from the National Autonomous University of Mexico with a B.Sc. in Petroleum Engineering in 2002 and have in excess of 12 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Ivan Olea, M.Sc.

Senior Engineer - Consulting

[23]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Mohammad Tavallali, Ph.D., P.Eng.

I, Mohammad Tavallali, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Calgary with a Ph.D. in Petroleum Engineering in 2012, Tarbiat Modares University in Tehran with a M.Sc. in Chemical and Petroleum Engineering in 2004, from the Abadan Institute of Technology in Iran with a B.Sc. in Chemical Engineering in 2001 and have in excess of 11 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Mohammad Tavallali, Ph.D., P.Eng.

Senior Engineer - Consulting

[24]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Zhongdong (Don) Xu, P.Eng.

I, Zhongdong (Don) Xu, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the China University of Petroleum with a B.Sc. in Reservoir Engineering in 1991 and have in excess of 24 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Zhongdong (Don) Xu, P.Eng.

Principal Engineer - Consulting

[25]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

José Inciarte, P.Eng.

I, José Inciarte, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the Instituto Universitario Santiago Mariño, Cabimas, Venezuela, with a B.Sc. in Petroleum Engineering in 2002 and have in excess of 9 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

José Inciarte, P.Eng.

Principal Engineer - Consulting

[26]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Hamed Tabatabaie, Ph.D., P.Eng.

I, Hamed Tabatabaie, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Calgary with a Ph.D. in Petroleum Engineering in 2014 and have in excess of 3 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Hamed Tabatabaie, Ph.D., P.Eng.

Principal Engineer - Consulting

[27]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Jason K. Wilhelm, P. Eng.

I, Jason K. Wilhelm, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Saskatchewan with a B.Sc. in Chemical Engineering in 1996 and have in excess of 19 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Jason K. Wilhelm, P. Eng.

Senior Principal Engineer - Consulting

[28]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Norbert K. Alwast, P. Geol.

I, Norbert K. Alwast, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Calgary with a B.Sc. in Geology in 1986. I have in excess of 29 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Norbert K. Alwast, P. Geol.

Senior Principal Geologist - Consulting

[29]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Michael G. Muirhead, P. Geol.

I, Michael G. Muirhead, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of British Columbia with a B.Sc. in Geology. I completed my degree in 1991 and have in excess of 24 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Michael G. Muirhead, P. Geol.

Principal Geologist - Consulting

[30]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

John B. Hughes, P. Geol.

I, John B. Hughes, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Calgary with a B.Sc. in Geology in 1972 and have in excess of 43 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

John B. Hughes, P. Geol.

Senior Principal Geologist - Consulting

[31]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

CERTIFICATE OF QUALIFICATION

Lisa Dean, P. Geol.

I, Lisa Dean, an employee of IHS Global Canada Limited, and co-author of the SEC P&NG evaluation dated February 17, 2016 prepared for YPF S.A., do hereby certify that:

•	I graduated from the University of Calgary with a B.Sc. in Earth Sciences in 1992 and have in excess of 23 years experience in the Petroleum Industry.

•	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

•	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

Lisa Dean, P.Geol.

Director - Geosciences

[32]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

LIMITATIONS OF REPORT

All factual data supplied by or obtained from the files of YPF S.A., were accepted as correct.

A field inspection was not considered necessary by IHS Global Canada Limited.

It should be understood that our audit does not constitute a complete reserves study. In the conduct of our examination, we have not independently verified the accuracy and completeness of all the information and data furnished by your Company with respect to ownership interest or oil and gas production. We have, however, specifically identified to you the information and data upon which we relied. Furthermore, if in the course of our examination, something came to our attention that brought into question the validity or sufficiency of any of the information or data, we did not rely on that information or data until we had satisfactorily resolved our questions or independently verified it.

The analyses, interpretations and opinions expressed in this report reflect the best judgement of IHS Global Canada Limited. Due to the inherent risks associated with the petroleum business, IHS Global Canada Limited assumes no responsibility and makes no warranty whatsoever in connection with the information, analyses, interpretations and opinions presented herein.

The IHS reports and information referenced herein (the “IHS Materials”) have been prepared for the exclusive use of YPF S.A. and for the information and assistance of its independent public accountants and financial lenders in connection with their review of, and report upon, the financial statements of your company. They are the copyrighted property of IHS Global Canada Limited (“IHS”) and represent data, research, opinions or viewpoints published by IHS, and are not representations of fact. The IHS Materials speak as of the original publication date thereof (and not as of the date of this document). The information and opinions expressed in the IHS Materials are subject to change without notice and IHS has no duty or responsibility to update the IHS Materials. Moreover, while the IHS Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses which are based upon it. To the extent permitted by law, IHS shall not be liable for any errors or omissions or any loss, damage or expense incurred by reliance on the IHS Materials or any statement contained herein, or resulting from any omission.

[33]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

No portion of the IHS Materials may be reproduced, reused, or otherwise distributed in any form without the prior written consent of IHS. Content reproduced or redistributed with IHS’ permission must display IHS’ legal notices and attributions of authorship. IHS and the IHS globe design are trademarks of IHS. Other trademarks appearing in the IHS Materials are the property of IHS or their respective owners.”

[34]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

MODERNIZATION OF OIL AND GAS REPORTING

As requested by YPF S.A., the Proved Reserve definition used in this report is in accordance with the Reserve Definitions of Rules 210-4-10(a) of Regulation S-X of the Securities Exchange Commission (SEC) as amended by the SEC “Modernization of Oil and Gas Reporting – Final Rule” published January 14, 2009.

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first- day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable oil and gas reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

[35]

SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible oil and gas reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (iii) of the proved oil and gas definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

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SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

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SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

STANDARD OIL INDUSTRY TERMS AND ABBREVIATIONS

[o]API	Degrees API (American Petroleum Institute)
B	Billion (109)
BBL	Barrels
/BBL	per barrel
BSCF or BCF	Billion standard cubic feet BSCFD
or BCFD	Billion standard cubic feet per day
Bm3	Billion cubic metres
BHP	Bottomhole pressure
BPD	Barrels per day
BOE	Barrels of oil equivalent @ xxx MSCF/BBL
BOEPD	Barrels of oil equivalent per day@ xxx MSCF/BBL
BOPD	Barrels of oil per day
BWPD	Barrels of water per day
BTU	British Thermal Units
Cp	Centipoise (a measure of viscosity)
Deg C	Degrees Celsius
Deg F	Degrees Fahrenheit
DST	Drillstem Test
E&P	Exploration and Production
EOR	Enhanced Oil Recovery
EUR	Estimated Ultimate Recovery
FDP	Field Development Plan
Ft	Foot/feet
G&A	General and Administrative Costs
GIP	Gas Initially In-Place
GJ	Gigajoules (one billion Joules)
GOR	Gas/Oil Ratio
GWC	Gas/Water Contact
IRR	Internal Rate of Return
k	Permeability
KB	Kelly Bushing
km	Kilometres
LKG	Last Known Gas
LKH	Last Known Hydrocarbons
LKO	Last Known Oil
LNG	Liquefied Natural Gas
m	Metres
M	Thousand
m3	Cubic Metres
MCF or MSCF	Thousand Standard Cubic Feet
MMCF or MMSCF	Million Standard Cubic Feet
m3/d	Cubic Metres per day
mD	Measure of Permeability in millidarcies
MD	Measured Depth
Mean	Arithmetic average of a set of numbers
Median	Middle value in a set of values
MFT	Multi Formation Tester
Mm3	Thousand Cubic Metres
Mm3/d	Thousand Cubic Metres per day

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SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

STANDARD OIL INDUSTRY TERMS AND ABBREVIATIONS

MM	Million
MMBBL	Millions of Barrels
MMBTU	Millions of British Thermal Units
Mode	Value that exists most frequently in a set of values = most likely
MSCFD	Thousand Standard Cubic Feet per day
MMSCFD	Million Standard Cubic Feet per day
NGL	Natural Gas Liquids
NPV	Net Present Value
OPEX	Operating Expenditure
OWC	Oil/Water Contact
Pa	Pascals (metric measurement of pressure)
P&A	Plugged and Abandoned
psi	Pounds per Square Inch
psia	Pounds per Square Inch Absolute
psig	Pounds per Square Inch Gauge
PVT	Pressure Volume Temperature
P10	10% Probability
P50	50% Probability
P90	90% Probability
Rf	Recovery Factor
RT	Rotary Table
Rw	Resistivity of Water
SCAL	Special Core Analysis
CF or SCF	Standard Cubic Feet
CFD or SCFD	Standard Cubic Feet per day
SL	Straight Line (for depreciation)
so	Oil Saturation
SPE	Society of Petroleum Engineers
SPEE	Society of Petroleum Evaluation Engineers
ss	Subsea
STB	Stock Tank Barrel
STOIIP	Stock Tank Oil Initially in-place
sw	Water Saturation
T	Tonnes
TD	Total Depth
TSCF or TCF	Trillion Standard Cubic Feet
TOC	Total Organic Carbon
TVD	True Vertical Depth
TVDss	True Vertical Depth Subsea
US$	United States Dollar
WC	Watercut
WI	Working Interest
WTI	West Texas Intermediate
2D	Two Dimensional
3D	Three Dimensional
4D	Four Dimensional
%	Percentage

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SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of December 31, 2015

STANDARD OIL INDUSTRY TERMS AND ABBREVIATIONS

Reserve Classifications

PDP	Proved Developed Producing
PDNP	Proved Developed Non-Producing
PO	Possible
PR	Probable
PUD	Proved Undeveloped
TP	Proved
TPP	Total Proved Plus Probable
TPPP	Total Proved Plus Probable Plus Possible
1P	Proved Reserves
2P	Proved Plus Probable Reserves
3P	Proved Plus Probable Plus Possible Reserves

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